Heineken Holding N.V.

RECEIVED
2004 MAY -5 P 3:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

date 26 April 2004

04024864

SUPPL

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 26 April 2004

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

PROCESSED
MAY 10 2004
THOMSON
FINANCIAL

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.

J. Buijs

dlw 5/6

Enclosure

HEINEKEN HOLDING N.V.
established at Amsterdam

Announcement of final dividend for 2003
The Management Board of Heineken Holding N.V. announces that the Annual General Meeting of Shareholders to be held on 29 April 2004 will be invited to declare a dividend for 2003 amounting to €0.40 per A and B share of €2.00 nominal value. Deducted from this amount will be the interim dividend of €0.16 per A and B share already made payable on 22 September 2003, leaving a final dividend of €0.24 per A and B share of €2.00 nominal value.

Payment of final dividend
On condition that the Annual General Meeting of Shareholders to be held on 29 April 2004 passes the resolution declaring the dividend, the A shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam N.V. as from 3 May 2004 and the dividend of €0.24 per A and B share will become payable in cash, less 25% dividend tax, as from 7 May 2004.

Share split
The Management Board also announces that a resolution will be put before the Annual General Meeting of Shareholders to be held on 29 April 2004 involving a share split of five A or B shares of €1.60 nominal value for every four A or B shares of €2.00 nominal value. In connection therewith, 1.25 new A or B shares with a nominal value of €1.60 will be obtainable for each A or B share of Heineken Holding N.V. of €2.00 nominal value.

The bearer A shares of €1.60 nominal value will be available exclusively in book entry form and will be embodied in a single global certificate administered by Euroclear Nederland, the central institute within the meaning of the Securities Giro Act. The shares to be issued in connection with the share split will rank fully for participation in the profit in respect of 2004 and ensuing years.

Holders of Heineken Holding N.V. A shares whose shares are administered by a bank or stockbroker do not need to take any action in connection with the share split.

Holders of Heineken Holding N.V. registered shares will receive separate notification concerning the share split.

Holders of old K-type Heineken Holding N.V. A shares with a nominal value of NLG 25.00 should surrender their share certificates complete with dividend coupons Nos. 65 et seq. and talon in order to receive 7.8125 new A shares of €1.60 nominal value in book entry form for each old K-type A share. The amount due to the holders of the shares in connection with the recapitalisation of 1998 and the rounding connected with the present share split will be paid to the holders on surrender of these old K-type A shares.

Application has been made to Euronext Amsterdam N.V. for the share price to be quoted on the basis of A shares of €1.60 nominal value as from 4 May 2004, on condition that the necessary resolutions are passed by the Annual General Meeting of Shareholders.

Information for admitted institutions of Euronext
The new nominal value will be reflected in a new global A share certificate to bearer. ABN AMRO Bank N.V. will arrange for a new global A share certificate to bearer to be deposited with Euroclear Nederland, whereupon Euroclear Nederland will proceed with the exchange of the A shares in cooperation with ABN AMRO Bank N.V.

Fractions
Fractions will only be issued to holders of Heineken Holding N.V. A shares if the nominal value of their individual total shareholding after the share split means that complete conversion into Heineken Holding N.V. A shares of €1.60 nominal value cannot take place. Settlement will be made with each individual shareholder in accordance with the usual manner of rounding and payment adopted by institutions admitted to the stock exchange of Euronext Amsterdam N.V. ('Admitted Institutions'). In general, where two fractions or more are held, this will mean rounding up, and where fewer than two fractions are held, this will mean rounding down. The delivery of shares to your bank or stockbroker will take place exclusively on the basis of the total number of shares of €2.00 nominal value delivered by that institution, with any remaining fraction being settled in cash at the opening price on 4 May 2004.

No trading in fractions will take place on the stock exchange of Euronext Amsterdam N.V.

Commission
Settlement, including rounding, will in principle be effected free of charge to holders of Heineken Holding N.V. shares. A commission of €5.50 per stock deposit account will be payable to the Admitted Institutions, in accordance with the standard terms and conditions of ABN AMRO Bank N.V. (dated 29 November 2000). The Admitted Institutions are requested to submit a statement to the above bank showing details of the numbers of shares and stock deposit clients in respect of which they have been instrumental in effecting conversion by 1 June 2004 at the latest.

Amsterdam, 26 April 2004